

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 5, 2017

Via E-mail
Timothy K. Zimmerman
President and Chief Executive Officer
Standard Financial Corp.
2640 Monroeville Boulevard
Monroeville, PA 15146

> **Re:** **Standard Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed December 13, 2016**
> **File No. 333-215069**

Dear Mr. Zimmerman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that Standard's Proposal 2 would, among other things and if adopted, simultaneously change the combined company's ability to remove directors, engage in future merger transactions, and amend certain portions of its Articles of Incorporation. Please provide us with your analysis for how including the certain corporate governance changes contemplated by Article 14 in a single proposal complies with Exchange Act Rule 14a-4(a)(3). For more guidance, please refer to Compliance and Disclosure Interpretation (Regarding Unbundling under Rule 14a-4(a)(3) Generally), Questions 101.01 and 101.02 and consult Compliance and Disclosure Interpretation Question 201.01 (Regarding Unbundling in the M&A Context). Alternatively, please present each material matter as a separate item.

2.   Please revise so that Allegheny's shareholders have an opportunity to express their views separately on the certain corporate governance changes outlined in Proposal 2 to Standard's shareholders. Please refer to Rule 14a-4(a)(3) and consult Compliance and Disclosure Interpretation Question 201.01.

Prospectus Cover Page

3.   Revise your disclosure regarding the merger consideration to disclose, briefly the types of adjustments that could be made to the consideration and to disclose the Allegheny termination right.

Questions and Answers About the Merger

What Will Allegheny Shareholders Receive in the Merger?, page 2

4.   Please disclose that Allegheny has a termination right if the closing price of Standard's common stock on the determination date is both less than $19.80 per share and the decline of its share price is greater than the relative decline in the KBW Nasdaq Bank Index, unless Standard increases the exchange ratio in order to sufficiently negate its underperformance compared to the index. Please also discuss the nature of the adjustment features of the merger agreement

Why is Standard Proposing to Amend its Articles of Incorporation?, page 2

5.   Please materially describe the "certain corporate governance" changes here, as well under the subheading "Approval and Adoption of the Amendments to the Articles of Incorporation" in your Prospectus Summary, and under the heading "Matters to be Considered at the Special Meeting" on page 28.

Proposal 1: The Merger

Certain Non-Public, Unaudited, Forward-Looking Information Exchanged by Standard and Allegheny, page 39

6.   It appears that the financial advisors obtained "additional projections…prepared by the senior management of each company" that were used in preparing the financial advisors' analyses. For example, we note your disclosure on pages 45 and 59 that each company's financial advisors reviewed and considered certain financial projections for each company, and in the case of Boenning, at least through the calendar year ended December 31, 2018. We further note your disclosures on page 53 that KBW used projections to perform discounted cash flow analysis on each company "over the five year period from 2017 to 2021," as well as your disclosures beginning on page 63 that Boenning used Allegheny's management's five-year projections for earnings per share and tangible book value per share. To the extent that any of these projections contained

material non-public information in addition to the information disclosed in this section, please revise this section to include that information as well.

Management After the Merger, page 77

7.   We note your disclosure that certain directors from each company are expected to become directors of the combined entity, and that the individuals in the enumerated list on page 78 "shall serve in accordance with and under the terms of their respective previously amended contractual obligations." Please attach these management contracts. Please see Item 601(b)(10)(iii)(A) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 246.08, for guidance.

Voting Agreements, page 83

8.   We note your disclosure that each of the directors and certain executive officers of Standard and Allegheny entered into agreements to vote in favor of the merger agreement and that they are attached as Exhibits 1 and 2 to Annex A of your prospectus, however, the exhibits do not appear to have been included with Annex A in the filed S-4. Please either include the voting agreements as attachments to the merger agreement at the end of the prospectus, consistent with your existing disclosure, or please file these voting agreements as exhibits to the registration statement with your next pre-effective amendment and revise this disclosure to remove any inconsistency.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Marc Levy, Esq.